Exhibit 4.1

CANADIAN PACIFIC RAILWAY COMPANY
ORDER

TO:	Computershare Trust Company of Canada

AND TO:	Blake, Cassels & Graydon LLP

Reference is made to the trust indenture dated as of May 23, 2008 between Canadian Pacific Railway Company (the "Corporation") and Computershare Trust Company of Canada (the "Trustee"), as trustee, as supplemented by the first supplemental indenture dated November 24, 2015 among the Corporation, Canadian Pacific Railway Limited and the Trustee (the "Trust Indenture"), in relation to the issuance by the Corporation of $400,000,000 aggregate principal amount of 3.15% notes due 2029 of the Corporation. Unless otherwise defined, capitalized terms used herein shall have the same meaning ascribed thereto in the Trust Indenture.
This order of the Corporation is provided pursuant to Section 4.1(b) of the Trust Indenture.
The Trustee is hereby authorized and directed to certify and deliver, or caused to be delivered, to CDS Clearing and Depository Services Inc., at its principal office in Calgary, Alberta, the enclosed Global Debenture registered in the name "CDS & Co." for $400,000,000 aggregate principal amount of 3.15% notes due 2029 of the Corporation, having the terms specified in the attached Terms Schedule, which Global Debenture has been executed by the Corporation.
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DATED at Calgary, Alberta this 13th day of March, 2019.

CANADIAN PACIFIC RAILWAY COMPANY

By:	/s/ Nadeem Velani
Name:	Nadeem Velani
Title:	Executive Vice-President and Chief Financial Officer

By:	/s/ Chris De Bruyn
Name:	Chris De Bruyn
Title:	Director Investor Relations and Treasury

[Signature Page to Officers' Certificate re: Order re: Trust Indenture (Section 4.1(b))]

TERMS SCHEDULE No. 4

To the Trust Indenture dated May 23, 2008 (the "Initial Indenture") between Canadian Pacific Railway Company ("CPRC") and Computershare Trust Company of Canada (the "Trustee"), as supplemented by the first supplemental indenture dated November 24, 2015 among CPRC, Canadian Pacific Railway Limited and the Trustee (the "First Supplemental Indenture" and, together with the Initial Indenture, the "Trust Indenture")

3.15% Notes due 2029

Issue and Designation: The fourth series of Debentures to be issued under the Trust Indenture shall consist of and be limited to the Debentures in the aggregate principal amount of $400,000,000, shall be designated as "3.15% Notes due March 13, 2029" (herein called the "Notes") and shall have the following terms:

Currency: Canadian Dollars

Date of Issue: March 13, 2019

Date of Maturity: March 13, 2029

Interest Rate: 3.15% per annum (subject to adjustment)

Interest Payment Dates: March 13 and September 13

First Interest Payment Date: September 13, 2019

Amount of First Interest Payment: $15.75 per $1,000 principal amount of the Notes (assuming no adjustment to the interest rate)

Record Dates for Interest Payments: Five Business Days (as defined in the Trust Indenture) prior to the applicable Interest Payment Date

Place of Delivery: Calgary, Alberta

Schedule: Schedule "A" attached hereto sets forth additional terms applicable to the Notes, which Schedule is incorporated by reference in and forms part of this Terms Schedule.

SCHEDULE "A"

1.1	Redemption Provisions
The Notes may be redeemed at any time prior to December 13, 2028 at the option of CPRC, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to the greater of (a) the Canada Yield Price (as defined below) or (b) 100% of the principal amount thereof. The Notes may be redeemed at any time on or after December 13, 2028 (three months prior to maturity) at the option of CPRC, in whole or from time to time, in part, on not fewer than 30 nor more than 60 days prior notice at a redemption price equal to 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

1.2	Covenant Relating to the Notes
If a Change of Control Triggering Event (as defined below) occurs, unless CPRC has exercised its right to redeem the Notes as described in Section 1.1, CPRC will be required to make an offer to repurchase all or, at the option of the holder of the Notes, any part (equal to $1,000 or an integral multiple thereof) of each holder's Notes pursuant to the offer described below (the "Change of Control Offer"). In the Change of Control Offer, CPRC shall offer payment in cash equal to 101% of the aggregate principal amount of the Notes repurchased together with accrued and unpaid interest, if any, on the Notes repurchased, to the date of repurchase (the "Change of Control Payment"). Within 30 days following any Change of Control Triggering Event, CPRC shall give written notice to holders of the Notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given (the "Change of Control Payment Date"), pursuant to the procedures described in such notice. CPRC shall comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the Change of Control provisions of the Trust Indenture, CPRC shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Trust Indenture by virtue of such conflict.
CPRC will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Notes properly tendered and not withdrawn under its offer.
On the Change of Control Payment Date, CPRC shall:

(a)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(b)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(c)	deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer's Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased.

Pursuant to Section 7.1(j) of the Trust Indenture, the failure of CPRC to comply with the covenant set forth in this Section 1.2 shall constitute an Event of Default with respect to the Notes.

1.3	Definitions Relating to the Notes
In this Terms Schedule:
"Canada Yield Price" means in respect to any redemption of the Notes, a price equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to December 13, 2028 (three months prior to maturity) (not including any portion of the payment of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 365-day year) at the Government of Canada Yield plus 0.35% (35 basis points) in respect of the Notes.
"Change of Control" means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or amalgamation), in one or a series of related transactions, of all or substantially all of the properties or assets of CPRC and its Subsidiaries taken as a whole to any Person or Persons acting jointly or in concert (within the meaning of applicable securities law in Alberta) other than CPRC, CPRC's parent corporation, Canadian Pacific Railway Limited ("CPRL") or any of their Subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or amalgamation) the result of which is that any Person or Persons acting jointly or in concert (within the meaning of applicable securities law in Alberta) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of CPRL's voting shares; or (3) the first day on which a majority of the members of CPRL's board of directors are not Continuing Directors.
"Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Event.
"Continuing Directors" means, as of any date of determination, any member of the board of directors of CPRL who (1) was a member of such board of directors on the date of the issuance of the Notes; or (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election (either by a specific vote or by approval of CPRL's proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).
"Government of Canada Yield" shall mean, with respect to any redemption date, the mid market yield to maturity on the fifth business day (the "Determination Date") preceding the redemption date of the Notes, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to December 13, 2028 from such redemption date as quoted by two dealers selected from time to time by the Company at noon (Toronto time) on such Determination Date (with the simple average of such two yields being the Government of Canada Yield).
"Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or the equivalent investment grade credit rating from any other specified Rating Agency.
"Moody's" means Moody's Investors Service, Inc.
"Rating Event" shall mean the rating of the Notes is lowered to below an Investment Grade Rating by at least two of the Specified Rating Agencies if there are three or more Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the "Required Threshold") on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the date of the public notice of an arrangement or transaction that could result in a Change of Control.
"Specified Rating Agencies" mean any "designated rating organization" within the meaning of National Instrument 41-101 of the Canadian Securities Administrators that, at the applicable time, is providing publicly available ratings of the Notes.
"S&P" means Standard & Poor's Ratings Services, a business unit of S&P Global Canada Corp., Inc.

1.4	Guarantee
The Notes are guaranteed by CPRL pursuant to and subject to the terms and conditions as set forth in the First Supplemental Indenture.

1.5	Terms Schedule Deemed to Form Part of the Trust Indenture
This Terms Schedule is a Terms Schedule within the meaning of Section 4.1(b) of the Trust Indenture, and upon the certification and delivery by the Trustee of the Notes in accordance with an Order of the Corporation, this Terms Schedule attached to such Order of the Corporation, shall be deemed to be a Schedule to and form part of the Trust Indenture.

1.6	Definitions in the Trust Indenture
All terms contained in this Terms Schedule which are defined in the Trust Indenture shall, for all purposes hereof, have the meanings given to such terms in the Trust Indenture unless the context otherwise specifies or requires.

1.7	Interpretation Not Affected by Headings
The division of this Terms Schedule into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Terms Schedule.

1.8	Date of Terms Schedule
This Terms Schedule shall be dated March 13, 2019.